May 5, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Long:

The purpose of this letter is to respond to your letter dated May 4, 2010, regarding the staff’s review of Federated’s Form 10-K for the fiscal year ended December 31, 2009. Our response below is keyed to the follow-up comment outlined in your letter.

1.	Exhibit 13.01 Management’s Discussion and Analysis – Management’s Assessment of Internal Control Over Financial Reporting, page 41 We note your response to comment three in our letter dated March 30, 2010. Your response does not adequately address our request to tell us what management’s conclusion was regarding the effectiveness of your internal controls over financial reporting as of December 31, 2009. Please tell us whether management concluded that the company’s internal controls over financial reporting were effective as of December 31, 2009.

Management concluded that Federated’s internal controls over financial reporting were effective as of December 31, 2009.

*   *   *

Ms. Pamela A. Long

May 5, 2010

We acknowledge that the adequacy and accuracy of disclosures in Federated’s corporate filings are the responsibility of Federated Investors, Inc. We also acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any follow-up questions to Stacey Friday at 412-288-1244 or Denis McAuley at 412-288-7712.

Sincerely,

/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer

Cc:	Dorine H. Miller
Financial Analyst
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dietrich King
Attorney
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549